Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488

RECEIVED
2004 DEC 17 A 10:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANGLO IRISH BANK

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A.

04054040

SUPPL

1 December 2004

BD/AH

Re: Anglo Irish Bank Corporation Plc (File No. 82-3791)
12g3-2 (b) Exemption.

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

Bernard Daly

Encls

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

STOCK EXCHANGE

DATE	ANNOUNCEMENT
17 November 2004	Announcement of Chief Operating Officer resignation Tiarnan O Mahoney
19 November 2004	Notice of Results Release date
24 November 2004	Preliminary Results for the Year ended 30 September 2004
25 November 2004	Notification of Interest of Director
30 November 2004	Dealing by Director

COMPANIES REGISTRATION OFFICE

DATE FILED	DESCRIPTION OF DOCUMENT
25 November 2004	Statutory Form B10 – Appointment of Non – Executive Director Lar Bradshaw – Dated 12 October 2004
29 November 2004	Statutory Form B5 – Return of Allotments/Companies Capital Duty – 4,609 new ordinary shares – Dated 24 November 2004

ANGLO IRISH BANK

Tiarnan O Mahoney announces resignation from Anglo Irish Bank Corporation.

Tiarnan O Mahoney has today (Wednesday, 17th November 2004) announced that he will be resigning from the Bank by year end. Tiarnan has been with Anglo Irish Bank Group for almost 20 years, joining the Board in 1993. He fulfilled various senior roles over that time, including Head of Treasury, the establishment of Private Banking, and more recently the position of Chief Operating Officer.

Sean FitzPatrick, Group Chief Executive, paid warm tributes to Tiarnan, summarising that: "*Tiarnan and I have soldiered together for almost 20 years and he has played a most critical role in building Anglo over that time. He will always have the Bank's and my personal support, friendship and good wishes for the future*".

Executive Directors Tom Browne and John Rowan will be remaining with the Bank.

Points of contact:

Sean Fitzpatrick
Chief Executive

Tel: +353 1 616 2003

Tiarnan O Mahoney
Chief Operating Officer

Tel: +353 1 616 2600

AVS No. 024087

ANGLO IRISH BANK CORPORATION PLC

FINAL RESULTS 2004

Anglo Irish Bank Corporation plc wishes to advise that it will announce the Final Results for the year ended 30th September 2004 on the morning of Wednesday 24th November 2004. The Results will incorporate information relating to the dividend.

19th November 2004

AVS No: 902112

ANGLO IRISH BANK

Preliminary Results for the Year ended 30 September 2004

HIGHLIGHTS

Anglo Irish Bank today (Wednesday 24 November 2004) published its preliminary statement for the year to 30 September 2004.

- Pre-tax profits increased by 45% to €504.1m (2003: €346.5m)
- Basic earnings per share rose by 47% to 114.53 cent (2003: 78.03 cent)
- "Like for like" profits (profits before general bad debt provisions) increased by 28%
- Total assets increased by 35% to €34.3bn (2003: €25.5bn)
- Lending to customers increased by 35% to €24.4bn
- Total Capital Ratio stands at 13.9%
- Final dividend proposed of 15.04 cent bringing total dividend for the year to 22.56 cent, an increase of 20% on 2003

Commenting on the results, Sean FitzPatrick, Group Chief Executive, said:

"The Bank's performance in 2004 has been excellent. Our franchise continues to strengthen in each of our core markets and these results clearly demonstrate the scalability of the Bank's model.

Record net loan growth of €6.3bn brought customer loans to €24.4bn, an increase of 35% on last year. Asset quality remains highly robust, reflected in non-performing loans equating to just 0.61% of our closing book and a specific provision charge of 0.08%.

Each division has enjoyed a positive start to the current year. Lending work in progress is at record levels and we look forward to a strong performance for the year to September 2005"

-ends-

For reference:

Sean FitzPatrick, Group Chief Executive
Willie McAteer, Group Finance Director
Matt Moran, Chief Financial Officer
Anglo Irish Bank
Tel: +353 1 616 2000

Orla Benson
Drury Communications
Tel: +353 1 260 5000

CHAIRMAN'S STATEMENT

2004 was an excellent year with your Bank extending its record of uninterrupted profit growth to 19 years. This performance demonstrates the strength of the Bank's strategy and the real efforts made by our people to ensure its consistent delivery. The highlights of our performance this year include:

Profits

- Record pre-tax profits of €504.1m, an increase of 45%
- 'Like for like' profits (profits before general bad debt provisions) increased by 28%
- Cost/income ratio improved to 27.7%

Shareholder Value

- Record EPS of 114.53 cent
- Return on equity up to 35.3%
- Proposed final dividend of 15.04 cent, resulting in a total annual dividend of 22.56 cent, an increase of 20%

Operational Performance

- Record growth in lending of €6.3Bn, representing an increase of 35%
- Non-performing loans, account for 0.61% of closing customer loan balances (30 September 2003: 0.72%)
- Customer deposits increased by 34% to €19.5Bn
- Total Capital Ratio now stands at 13.9%
- Number of employees grew from 1,088 to 1,207

Dividends

The Board recommends a final dividend of 15.04 cent per share, bringing total dividends for the year to 22.56 cent per share, an increase of 20%. Our dividend cover remains strong at 5 times.

It is proposed that the final dividend be paid on 14 February 2005 to shareholders on the Bank's register as at the close of business on 3 December 2004. Withholding tax may apply on the dividend depending on the tax status of each shareholder. Shareholders will again be offered the option of receiving dividends in the form of cash or shares.

Business Lending

Business lending recorded the highest absolute level of net loan growth in the Bank's history of €6.3Bn and follows the previous record growth achieved of €4.6Bn in 2003. The continued strengthening of our franchise throughout our markets and the scalability of our business model is reflected in the 35% growth in loan balances which now stand at €24.4Bn. Asset quality, the cornerstone of long-term sustainable profit growth, remains excellent throughout all our operations. The Bank's focused offering positions it well to take advantage of future opportunities in its core lending markets.

Treasury

2004 was a momentous year for our Treasury division. Customer deposits grew by nearly €5Bn, an increase of 34% contributing to a record €6.7Bn growth in funding. In addition, Corporate Treasury Sales showed strong growth with revenues up some 30%.

The Bank's robust profitability, its excellent asset quality and its strengthening funding profile was reflected in the upgrade in March 2004 by Moody's Investors Service, the leading international credit rating agency, of the Group's long-term and short-term ratings to A2 and P-1 respectively.

The Bank further strengthened its capital base in the period through two very significant capital issues. In June 2004 the Group issued €750m of subordinated Tier 2 notes and in September 2004 the Group raised €600m of perpetual preferred Tier 1 eligible securities. Both transactions clearly demonstrate the Group's high standing in the capital markets. The Group's Total Capital Ratio now stands at 13.9%.

Wealth Management

The Group's Wealth Management division achieved excellent revenue and profit growth. This illustrates the strong position developed in the areas we have targeted. Servicing the high net worth sector, the division benefits from the clear synergies with the Bank's client base across other divisions, in particular our lending operations. Our centrally coordinated product offering, combined with expertise in chosen markets, provides significant opportunities for the future.

People

We continue to invest significantly in our people ensuring a solid platform for the future. Notwithstanding this, the momentum of our business and the inherent strength of the Bank's model resulted in further improvement in the Group's cost/income ratio to 27.7%. This demonstrates how incremental revenues are highly accretive to shareholder value.

In July your Board announced that Sean FitzPatrick will retire as Chief Executive of the Bank in January 2005 and will become its Non-executive Chairman. Under his leadership the Bank has achieved 19 consecutive years of profit growth from €1m in 1986 to €504m in 2004. The Group's market capitalisation has grown from €8m to exceed €5Bn in the same period thus placing the Bank as one of the best performing financial institutions in Europe and indeed beyond. I wish, on behalf of your Board, our people and you the shareholders, to express our deepest gratitude to Sean for his years of dedication and the exceptional leadership and vision that have driven the success of Anglo Irish Bank over the past two decades. I am certain that our management team will continue this trend and also that the Board will continue to benefit from Sean's experience and counsel when he becomes Chairman.

David Drumm has been appointed to succeed Sean as Group Chief Executive. A member of the Strategic Management Board, David joined the Group in 1993 and held several senior positions in our Lending operations. Having established our US operations in Boston in the late 1990s he returned to Dublin in 2003 as Head of Lending. Your Board is delighted that David will lead the Bank over the coming years.

The Bank announced recently that Tiarnan O Mahoney will retire from the Board in December 2004. Tiarnan joined the Bank in 1985 as Head of Treasury and played a very significant role in building our business. He was appointed to the Board in 1993 and became Chief Operating Officer in 2002. I thank Tiarnan for the enormous contribution he has made to Anglo Irish Bank.

Anton Stanzel retires as a Non-executive Director of the Bank in January 2005. His broad experience of international business and regulatory matters was of great value to the Board and I would like to pay tribute to the contribution he has made to the Group during his term of office.

In October 2004 Lar Bradshaw was appointed to the Board as a Non-executive Director. Lar, who is Chairman of the Dublin Docklands Development Authority, was a Director of McKinsey Inc. and Managing Director of McKinsey Ireland since 1995 until his recent retirement. I again welcome Lar to the Board.

In this, my last time writing to you as Chairman and Director, I would like to thank all of Anglo's people and my colleagues on the Board for raising the bar in terms of performance year after year. It has been a privilege to be associated with the Bank's success over the past 11 years and to work alongside such a dedicated, talented and focused team. I wish David and Sean every success in their new roles. I believe that the composition of your Board and management provides a strong and well-balanced leadership team for the future.

Maintaining our Focus

The Group's performance in 2004 and for many years has demonstrated the success of the Bank's clear strategy. Your Board and our people are confident that through its continued implementation the Bank can provide a differentiated and valuable offering to our customers and accordingly create increasing value for shareholders.

The Bank will continue to focus on its core businesses in its existing markets. This, we believe, will offer significant growth opportunities over the coming years. We will take advantage of the strength of our franchise in these markets and the growth opportunities they will naturally provide. Importantly, we will continue to remain vigilant on all risk issues and asset quality.

As always the Board's strategic objectives are based on organic growth. We will continue to evaluate acquisition opportunities as they arise, but we will only execute transactions which satisfy our long-term strategic objectives and meet the stringent criteria we impose.

Outlook

Your Board is confident on the Bank's future prospects. Across any range of metrics your Bank is well placed. The strength and proven scalability of our model will, we believe, enable us to deliver above market returns in the future.

Lending work in progress at 30 September 2004 is almost €4.1Bn and represents a record level for the Bank. Experience shows that a large proportion of this will convert to quality loans and indeed all divisions of the Group have enjoyed a strong start to fiscal year 2005. The economies of our core markets remain strong and we anticipate significant opportunities in each area of business.

We look forward to your Bank performing strongly in 2005 and remain very positive on its ability to enhance its position in core markets in future years.

Peter Murray
Chairman

23 November 2004

Anglo Irish Bank Corporation plc

Consolidated profit and loss account

For the year ended 30 September 2004

	2004 €m	2003 €m
Interest receivable and similar income		
Interest receivable and similar income arising from		
Debt securities and other fixed income securities	50.4	40.7
Other interest receivable and similar income	1,402.5	1,019.9
Interest payable and similar charges	(929.4)	(646.6)
Net interest income	523.5	414.0
Other income		
Fees and commissions receivable	183.9	152.3
Fees and commissions payable	(16.3)	(12.7)
Dealing profits	12.8	6.4
Other operating income	19.3	11.2
Total operating income	723.2	571.2
Operating expenses		
Administrative expenses	185.4	155.0
Depreciation and goodwill amortisation	14.6	12.2
Provisions for bad and doubtful debts - specific	19.1	10.1
- general	-	47.4
	219.1	224.7
Group profit on ordinary activities before taxation	504.1	346.5
Taxation on profit on ordinary activities	(107.7)	(76.4)
Group profit on ordinary activities after taxation	396.4	270.1
Minority interests	(17.0)	(16.8)
Group profit attributable to ordinary shareholders	379.4	253.3
Dividends	(75.2)	(61.6)
Group profit retained for year	304.2	191.7
Basic earnings per share	114.53c	78.03c
Diluted earnings per share	112.37c	76.24c
Dividends per ordinary share	22.56c	18.80c

Anglo Irish Bank Corporation plc

Consolidated balance sheet

As at 30 September 2004

	2004	2003 (restated) *
	€m	€m
Assets		
Loans and advances to banks	**6,210.6**	5,798.8
Loans and advances to customers	**23,723.8**	17,268.5
Securitised assets	**666.0**	808.0
Less: non-returnable proceeds	**(634.8)**	(777.1)
	31.2	30.9
Debt securities	**2,534.4**	1,365.2
Equity shares	**26.1**	4.5
Intangible fixed assets - goodwill	**69.6**	73.8
Tangible fixed assets	**59.4**	32.9
Other assets	**577.7**	417.0
Prepayments and accrued income	**439.4**	256.8
	33,672.2	25,248.4
Life assurance assets attributable to policyholders	**667.6**	271.7
Total assets	**34,339.8**	25,520.1
Liabilities		
Deposits by banks	**2,605.9**	3,290.1
Customer accounts	**19,546.0**	14,577.6
Debt securities in issue	**6,944.5**	4,557.9
Proposed dividends	**50.1**	45.8
Other liabilities	**255.6**	259.8
Accruals and deferred income	**392.0**	267.1
Provisions for liabilities and charges	**5.4**	4.8
	29,799.5	23,003.1
Capital resources		
Subordinated liabilities	**1,133.3**	429.0
Perpetual capital securities	**656.2**	645.0
Equity and non-equity minority interests	**843.4**	260.1
	2,632.9	1,334.1
Called up share capital	**107.1**	105.8
Share premium account	**157.6**	154.7
Other reserves	**0.9**	0.9
Profit and loss account	**974.2**	649.8
Total shareholders' funds (all equity interests)	**1,239.8**	911.2
Total capital resources	**3,872.7**	2,245.3
	33,672.2	25,248.4
Life assurance liabilities attributable to policyholders	**667.6**	271.7
Total liabilities and capital resources	**34,339.8**	25,520.1

Memorandum items

Contingent liabilities

Guarantees	**910.4**	764.6

Commitments

Commitments to lend	**4,055.0**	3,037.0

* The comparative amounts have been restated to reflect the implementation of UITF Abstract 38-Accounting for ESOP trusts for an amount of €6.2m.

Anglo Irish Bank Corporation plc

Consolidated cash flow statement

For the year ended 30 September 2004

	2004	2003
Reconciliation of operating profit to net operating cash flows	€m	€m
Operating profit	**504.1**	346.5
Increase in accruals and deferred income	**124.8**	37.9
Increase in prepayments and accrued income	**(178.6)**	(24.0)
Financing costs of subordinated liabilities	**32.2**	29.1
Financing costs of perpetual capital securities	**52.8**	47.4
Interest earned on debt securities and other fixed income securities	**(48.3)**	(39.2)
Amortisation of debt securities and other fixed income securities	**(2.1)**	(1.5)
Provisions for bad and doubtful debts	**19.1**	57.5
Loans and advances written off net of recoveries	**(11.7)**	(17.9)
Depreciation and goodwill amortisation	**14.6**	12.2
Net cash flow from trading activities	**506.9**	448.0
Net increase in deposits	**6,670.8**	5,572.9
Net increase in loans and advances to customers	**(6,463.0)**	(3,945.5)
Net increase in loans and advances to banks	**(1,573.0)**	(693.4)
Net increase in other assets	**(160.1)**	(146.6)
Net (decrease)/increase in other liabilities	**(8.2)**	43.4
Exchange and other movements	**(1.6)**	(99.9)
Net cash flow from operating activities	**(1,028.2)**	1,178.9
Returns on investment and servicing of finance	**(57.2)**	(49.9)
Tax paid	**(104.1)**	(80.1)
Capital expenditure and financial investment	**(1,225.5)**	77.5
Acquisitions and disposals	**-**	(15.4)
Equity dividends paid	**(49.9)**	(34.1)
Financing	**1,303.7**	140.2
(Decrease)/increase in cash	**(1,161.2)**	1,217.1

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 041075

---

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Lar Bradshaw

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above.

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7. Number of shares / amount of stock acquired

10,000

8. Percentage of issued class

0.0029 %

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary €0.32

12. Price per share

€15.93

13. Date of transaction

24 November 2004

14. Date company informed

24 November 2004

15. Total holding following this notification

10,000 Ordinary Shares

16. Total percentage holding of issued class following this notification

0.0029 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

24 November 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No. 424229

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

David Drumm

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

24 November 2004

18. Period during which or date on which exercisable

Basic Tier Options – 24 November 2007 to 24 November 2014
Second Tier Options – 24 November 2009 to 24 November 2014

19. Total amount paid (if any) for grant of the option

Basic Tier Options - €1.25
Second Tier Options - €1.25

20. Description of shares or debentures involved: class, number

Basic Tier Options – 250,000 Ordinary €0.32
Second Tier Options – 250,000 Ordinary €0.32

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

€15.93

22. Total number of shares or debentures over which options held following this notification

763,798

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

25 November 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS No.

1. Name of company

Anglo Irish Bank Corporation plc

2. Name of director

Patrick Wright

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above & Spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Chase Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director named in 2 above & Spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Disposal of Shares

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

25,000

10. Percentage of issued class

0.0075%

11. Class of security

Ordinary €0.32

12. Price per share

€17.33

13. Date of transaction

29 November 2004

14. Date company informed

29 November 2004

15. Total holding following this notification

202,219 Ordinary Shares

16. Total percentage holding of issued class following this notification

0.0604 %

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 3531 616 2506

25. Name and signature of authorised company official responsible for making this notification

Bernard Daly, Group Secretary

Date of Notification

30 November 2004

Presenter:
ANGLO IRISH BANK CORPORATION PUB[redacted]
LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact:
Ailbhe Horgan
(01) 6162561

B10 Submission id: 4023284
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Send To:
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Secretary: Bernard Daly

Bernard Daly
Signature

19/11/2004
Date

Please ensure that the consent page is signed and attached to this signature page.

Legal references:

Collective Citation:
Companies Acts, 1963 to 2003

Attachments: 1

[redacted]

Presenter:
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact:
Ailbhe Horgan
(01) 6162561

B10 Submission id: 4023284
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Send To:
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Consent Page

I hereby consent to act as director/secretary of : ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Lar Bradshaw
Signature of Lar Bradshaw

19/11/04
Date

LIST OF DIRECTORSHIPS

LAR BRADSHAW

Name of Company	Incorporated	Registration Number
Dublin Dockland Development Authority	Ireland	Semi State Body
MIO Compass (Ireland) Investment Funds Plc	Ireland	No: 332934

B10 - Change of director or secretary details

~~Add director / secretary~~

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect 12 October 2004

Company details

Company number	22045
Company name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1

Type of event	Commencement of relationship
Type of relationship	Directorship

Particulars of director / secretary (1)

1 Commencement of relationship Directorship

Type of entity	Irish resident individual

Individual details

Surname	Bradshaw
Forename	Lar
Nationality	IRELAND
Date of birth	17 July 1960
Business occupation	Non-Executive Director
Address	' Airlie ' Church Road Killiney Co. Dublin
Option selected	Attached a list of other directorships to the Verification Document

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

Type of Signature	Signature as Secretary
Type of entity	Irish resident individual

Individual details

Surname	Daly
Forename	Bernard

Particulars of the presenter

Reference

Reference Number BD/CJ/AH

Presenter details

Type of entity	Irish registered Company
Name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
Address	STEPHEN COURT, 18/21, STEPHENS GREEN, DUBLIN 2.
E-mail address	ailbhehorgan@angloirishbank.ie
Telephone number	(01) 6162561
Fax number	(01) 6162410

Legal references

Collective Citation:
Companies Acts, 1963 to 2003

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

filed Revenue 24/11/2004

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number

22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

Anglo Irish Bank Corporation plc

Effective centre of management if outside the State

Registered Office

Stephen Court, 18/21 St. Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s)
notes one and two

made on 24/11/2004

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Ryan Stephen Jackson 4 Birs Close, Wickford SSBS 7AA UK	Ordinary €0.32	4,609

Presenter's Name

Cliona Joyce

Address

Anglo Irish Bank Corporation plc

18/21 St. Stephen's Green, Dublin 2

Telephone 01 616 2506

Reference BD/CJ/AH

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [✓] Non-Cash [ ] Both Cash and Non-Cash [ ]

Complete Section C | Complete Section D | Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
4,609	Ordinary	0.32	3.00	13,837.53

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 13,837.53

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Approved SAYE Scheme

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: € 0.00

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

[ ] Director [✓] Company Secretary

Signature Bernard Daly (signed) Date 24/11/2004

Name *Block letters please*

Bernard Daly

Companies Capital Duty

Calculation of Duty

Statement required under
Section 69, Finance Act, 1973, as amended

Company Number

22045

Date of allotment(s) made on 24/11/2004
notes one and two

or made from ______ to ______

E		F	
Value of assets contributed or to be contributed		Nominal value of shares allotted	
1.Total from Section C	€ 13,837.53		1.Amount/ Denomination
+			
2.Total from Section D	€ 0.00		2.Conversion Rate
3.Total 1 + 2 above	€ 13,837.53	€	3.Amount in €
4.Expenses *note four*	€ 0.00		
5.Total 3 - 4	€ 13,837.53		

Note Four
Ascertained in accordance with the provisions of Section 70 Finance Act, 1973. Full details including copies of invoices and receipts, must be submitted with this form.

Greater amount of boxes E5 or F3

€ 13,837.53

Stamp Duty at € 1.27 per € 127.00 or part thereof — € 138.38

Interest for 0 months *note five* — € 0.00

Note Five
Interest at the rate of 1% per month or part of a month is charged on duty not paid within one month of the date of the allotment. (Round to nearest €).

Total Due (CCD) — € 138.38

+

€12.70 Companies Office Registration Fee

Total Due (CCD + Reg. Fee) — € 150.38

Companies Capital Duty must be paid before lodgement of this return with the Companies Registration Office.

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